                                              -------------------------------
                                              |        OMB APPROVAL         |
                                              -------------------------------
                                              | OMB Number:       3235-0145 |
                                              | Expires:   October 31, 1994 |
                                              | Estimated average burden    |
                                              | hours per response ... 14.90|
                                              -------------------------------





                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*
                                             --

                         American Waste Services, Inc.
                      ------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                  030406 10 2
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)

-----------------------                                  ---------------------
CUSIP No.  030406 10 2                    13G            Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Darrell D. Wilson
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,255,978**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,255,978**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,255,978**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.1**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 030406 10 2                   13G                   Page 3 of 4 Pages


Item 1.        (a) Name of Issuer: American Waste Services, Inc.


               (b) Address of Issuer's Principal Executive Offices:
                   One American Way, Warren, Ohio 44484-5555

Item 2.        (a) Name of Person Filing: Darrell D. Wilson


               (b) Address of Principal Business Office, or, if none, Residence:
                   One American Way, Warren, Ohio 44484-5555

               (c) Citizenship: United States


               (d) Title of Class of Securities: Class A Common Stock**


               (e) CUSIP Number: 030406 10 2


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4.        Ownership

               (a) Amount Beneficially Owned:  2,255,978**

               (b) Percent of Class: 8.1**

               (c) Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: 2,255,978**
                   (ii)  shared power to vote or to direct the vote: 0
                   (iii) sole power to dispose or to direct the disposition of:
                         2,255,978**
                   (iv) shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class
               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.        Identification and Classification of Members of the Group
               Not Applicable

Item 9.        Notice of Dissolution of Group
               Not Applicable

(98)L\6189

CUSIP No. 030406 10 2                   13G                   Page 4 of 4 Pages


Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

** Includes 2,236,602 shares of Class B common stock which is convertible upon sale or at the discretion of the holder into shares of Class A common stock on a 1 for 1 basis. Includes 12,000 shares of Class A common stock subject to options exercisable by Mr. Wilson within 60 days of December 31, 1997.

    For purposes of determining Mr. Wilson's percentage ownership of Class A common stock, his Class B common stock is treated as having been converted into Class A common stock. Mr. Wilson's 2,236,602 shares of Class B common stock represent 43.6% of the issued and outstanding shares of Class B common stock as of December 31, 1997.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 2, 1998
                                       ---------------------------------------
                                       Date

                                       /s/ Darrell D. Wilson
                                       ---------------------------------------
                                       Signature

                                       Darrell D. Wilson
                                       ---------------------------------------
                                       Name


(98)L\6189